UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2024

Commission File Number: 001-40816

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Argo Blockchain plc
(Translation of registrant’s name into English)
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Eastcastle House
27/28 Eastcastle Street
London W1W 8DH
England
(Address of principal executive office)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                                                                                                                                                                                                                                                                       Form 20-F ☒        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXHIBIT INDEX

Exhibit No. 1	Description Vesting of PSU Award PDMR Dealing dated 29 November 2024

Press Release

29 November 2024

Argo Blockchain plc

("Argo" or "the Company")

Vesting of PSU Award
PDMR Dealing

Argo Blockchain plc (LSE: ARB; NASDAQ: ARBK), a global leader in cryptocurrency mining, announces the vesting of Performance Share Units in respect of 2,375,000 Ordinary Shares of £0.001 ("Ordinary Shares") each on 27 November 2024. These shares were issued as part of Performance Share Unit awards previously granted to Thomas Chippas under the Company's 2022 Equity Incentive Plan.

Following this vesting, Thomas Chippas, Chief Executive Officer, will own a total of 2,375,000 Ordinary Shares representing approximately 0.37% of the Company's issued share capital.  Following vesting, the Company will have a total of 640,350,353 Ordinary Shares in issue. The above figure may be used by the Company's shareholders as the denominator for the calculations by which they can determine whether they are required to notify their interest in, or a change of their interest in, the Company under the FCA Disclosure Guidance and Transparency Rules.

This announcement contains inside information.

PDMR notification

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them.

1.	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Thomas Chippas
2.	Reason for the Notification
a)	Position/status	PDMR
b)	Initial notification / Amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Argo Blockchain PLC
b)	LEI	213800WPCCYSDYY26J54
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the Financial instrument, type of instrument Identification Code	Performance Share Units GB00BZ15CS02
b)	Nature of the transaction	Vesting of Performance Share Units
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		PSUs - N/A	2,375,000 Ordinary Shares
d)	Aggregated information: Aggregated volume Price	N/A
e)	Date of the transaction	27 November 2024
f)	Place of the Transaction	Not on a trading venue

For further information please contact:

Argo Blockchain
Investor Relations	ir@argoblockchain.com
Tennyson Securities
Corporate Broker Peter Krens	+44 207 186 9030
Fortified Securities
Joint Broker Guy Wheatley, CFA	+44 74930989014 guy.wheatley@fortifiedsecurities.com
Tancredi Intelligent Communication UK & Europe Media Relations	argoblock@tancredigroup.com

About Argo:

Argo Blockchain plc is a dual-listed (LSE: ARB; NASDAQ: ARBK) blockchain technology company focused on large-scale cryptocurrency mining. With mining facilities in Quebec, mining operations in Texas, and offices in the US, Canada, and the UK, Argo's global, sustainable operations are predominantly powered by renewable energy. In 2021, Argo became the first climate positive cryptocurrency mining company, and a signatory to the Crypto Climate Accord. For more information, visit www.argoblockchain.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 29 November, 2024	ARGO BLOCKCHAIN PLC By: /s/ Jim MacCallum Name: Jim MacCallum Title: Chief Financial Officer